UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CASH 4 HOMES 247

(Name of Issuer)

Preferred Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Vu Consulting, LLC

Cash 4 Homes 247

6767 W. Tropicana Ave. Suite 204

Las Vegas, NV 89103

(702) 248-1061

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 15, 2003

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:

         None

1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Vu Consulting LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A "GROUP*

         (a) [   ]

         (b) [   ]

3. SEC USE ONLY

4. "SOURCE OF FUNDS*

Services

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

7. SOLE VOTING POWER

Number of Shares: 10,000,000

8. SHARED VOTING POWER

N/A

9. SOLE DISPOSITIVE POWER

Number of Shares: 10,000,000

10. SHARED DISPOSITIVE POWER

N/A

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

10,000,000 shares of preferred stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES "CERTAIN
          SHARES"

[   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14. TYPE OF REPORTING PERSON*

IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class A Preferred, par value $0.0001 per share (the "Issuer Preferred Stock"), of Cash 4 Homes 247 (the "Issuer"). The address of the principal executive offices of the Issuer is: 6767 W. Tropicana Ave, Suite 204, Las Vegas, NV 89103.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Vu Consulting, LLC, a Limited Liability corporation (the "Reporting Person"). The Reporting Person's principal occupation is as a consulting firm. The Reporting Person's address is: 6767 W. Tropicana Ave, Suite 204, Las Vegas, NV 89103.

Vu Consulting LLC is recieving shares as a result of a services agreement with Cash 4 Homes LLC as a result of recent business combinations.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is domiciled in the United States of America.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Vu Consulting LLC is recieving shares as a result of a services agreement with Cash 4 Homes LLC as a result of recent business combinations.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 10,000,000 shares of Issuer Preferred Stock, representing approximately 100% of the 10,000,000 shares of Issuer Preferred Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                   THE ISSUER.

Vu Consulting LLC is recieving shares as a result of a services agreement with Cash 4 Homes LLC as a result of recent business combinations.

There are no other contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Pamela Harrison
Dated: July 15, 2003	By:/s/Pamela Harrison Pamela Harrison